FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of May, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1  Result of AGM dated 15 May 2003
Exhibit No. 2  Holdings in Company dated 15 May 2003
Exhibit No. 3  Analyst US Site Visit dated 19 May 2003
Exhibit No. 4  Holding(s) in Company dated 23 May 2003

Exhibit No. 1

May 15, 2003

Annual General Meeting

Hanson PLC confirms that all resolutions proposed at the Annual General Meeting held on May 15, 2003 were duly passed by shareholders, including items of special business relating to the authority to allot shares generally up to an aggregate nominal amount of £355 million, limited authority to allot shares for cash up to an aggregate nominal amount of £73.6 million and limited authority to purchase the Company's own shares up to an aggregate of 73.6 million shares.

At the conclusion of the meeting, Dr J M Schubert, having served as a non-executive director of the Company since May 2000, retired from the Board not having sought re-election.

Paul Tunnacliffe
Company Secretary
Hanson PLC

END

Exhibit No. 2

Hanson PLC

May 15, 2003

Holding in Company

Hanson PLC has received notification today that following purchases of 659,000 ordinary shares on May 13, 2003 Morley Fund Management Limited (a subsidiary of Aviva plc) and Aviva plc were interested in 22,452,245 and 22,672,847 ordinary shares in Hanson PLC, respectively, representing 3.05% and 3.08%, respectively, of the issued share capital of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

END

Exhibit No. 3

May 19, 2003

Hanson PLC - Analyst site visit to Dallas, Texas

Alan Murray, Chief Executive of Hanson PLC, will be hosting an analyst site visit to some of Hanson's operations in Dallas, Texas on Thursday May 22, 2003.

The analysts will tour aggregate and concrete pipe and product facilities. The visit will also include presentations from local senior management, as well as a presentation on Hanson's North American Brick & Tile operation.

The purpose of the visit is to provide analysts with the opportunity to enhance their understanding of Hanson Building Materials America, in particular with regard to strategy and operations. Any comments on current trading will be consistent with the update on trading given at Hanson's AGM on May 15, 2003.

A copy of the presentation material used during the visit will be available on Hanson's website (www.hansonplc.com) at 7.00am on Friday May 23, 2003.

Inquiries:        Justin Read
                  Hanson PLC
                  Tel: +44 (0) 20 7245 1245

END

Exhibit No. 4

Hanson PLC

May 23, 2003

Holding in Company

Hanson PLC has received notification today that Barclays PLC through various legal entities had a notifiable interest, as at May 19, 2003 in 37,620, 467 ordinary shares in Hanson PLC, representing 5.10% of the issued share capital of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

 END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   June 2, 2003